FSB PREMIER WEALTH MANAGEMENT, INC.

Statement of Financial Condition
December 31, 2015

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-44865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/15 and ending 12/31/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FSB Premier Wealth Management, Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
131 Tower Park Drive, Suite 115
(No. and Street)

Waterloo   IA   50701
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
REPORT: Rodney Duroe   (319) 235-6561
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

6601 N. Avondale, Suite 200
(No. and Street)

Chicago   Illinois   60631
(City)   (State)   (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

*Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Rodney Duroe**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of FSB Premier Wealth Management, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

<u>FINOP</u>
Title



Notary Public



JORDAN ALBORN
Commission Number 748211
My Commission Expires
8/24/2016

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

FSB PREMIER WEALTH MANAGEMENT, INC.

Statement of Financial Condition
December 31, 2015

		2015
<u>ASSETS</u>		
Cash and cash equivalents	$	616,197
Receivables:		
Clearing organization		112,823
Other		8,963
Marketable securities owned		573,997
Prepaid expenses		22,573
Furniture and equipment, net of accumulated		
depreciation of $46,612		2,234
Goodwill		110,000
TOTAL ASSETS	$	1,446,787
<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>		
LIABILITIES		
Accrued compensation and benefits	$	134,858
Accounts payable and other accrued liabilities		70,271
Total liabilities		205,129
STOCKHOLDER'S EQUITY		
Common stock, $.10 par value per share; authorized 100,000 shares;		
issued and outstanding, 27,019 shares		2,702
Additional paid-in capital		887,561
Retained earnings		351,395
Total stockholder's equity		1,241,658
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,446,787

See notes to Statement of Financial Condition.